AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 2001
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
                      UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                 AMENDMENT NO. 1

                               DELTA APPAREL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               DELTA APPAREL, INC.
                        (NAME OF FILING PERSON (ISSUER))

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    247368103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               HERBERT M. MUELLER
                               DELTA APPAREL, INC.
                        2750 PREMIERE PARKWAY, SUITE 100
                                DULUTH, GA 30097
                                 (678) 775-6900
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                            BEHALF OF FILING PERSONS)

                                    COPY TO:
                              ERIC K. GRABEN, ESQ.
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                         44 EAST CAMPERDOWN WAY (29601)
                               POST OFFICE BOX 728
                            GREENVILLE, SC 29602-0728
                                 (864) 242-8200

                            CALCULATION OF FILING FEE

------------------------------------------------------------ ---------------------------------------------------------
                   Transaction Valuation                                       Amount of Filing Fee
-----------------------------------------------------------  ---------------------------------------------------------
                       $7,700,000.00                                                $1,540.00
------------------------------------------------------------ ---------------------------------------------------------

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 350,000 shares at $22 per share.

___ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

       Amount Previously Paid:         $1,540.00
       Form or Registration No.:       Schedule TO
       Filing Party:                   Issuer
       Date Filed:                     December 7, 2001

___ CHECK BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

       Check the appropriate boxes to designate any transactions to which this statement relates:

       ___    THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
       ___    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
       ___    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
       ___    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer. ___

--------------------------------------------------------------------------------

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on December 7, 2001, by Delta Apparel, Inc., a Georgia corporation (the "Company"), relating to an offer by the Company to purchase up to 350,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), as provided in the Company's Offer to Purchase dated December 7, 2001 (the "Offer to Purchase"), at a purchase price not greater than $22.00 nor less than $19.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which together constitute the "Offer." Copies of the Offer to Purchase and the Letter of Transmittal are Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

The information in the Offer is hereby incorporated by reference in response to all items in this Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer, are hereby amended and supplemented as set forth below.

The Offer to Purchase indicates under the heading "Summary Term Sheet -- Withdrawal rights" and under the heading "The Offer -- 4. Withdrawal Rights," that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (which is 5:00 p.m., New York City time, on Thursday, January 10, 2002 unless the Offer is extended) and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on January 10, 2002.

The first time at which tendered Shares may be withdrawn after the Expiration Date is hereby changed from 12:00 Midnight, New York City time, on January 10, 2002 to 12:00 Midnight, New York City time, on January 24, 2002. The Offer and all documents are hereby amended accordingly.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS

(a)(5)(ii)    Text of Press Release issued by Company dated December 18, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       DELTA APPAREL, INC.



                                       By: /s/ Herbert M. Mueller
                                       ---------------------------------------
                                       Herbert M. Mueller
                                       Vice President & Chief Financial Officer

Dated: December 18, 2001.


* Pursuant to General Instruction D to Schedule TO, no actual signature is required.

                                  EXHIBIT INDEX

(a)(5)(ii)    Text of Press Release issued by Company dated December 18, 2001.

                               EXHIBIT (A)(5)(II)

DELTA  APPAREL, INC.
2750 Premiere Parkway, Suite 100
Duluth, GA  30097
(678) 775-6900
                                                               December 18, 2001


                                  NEWS RELEASE

               DELTA APPAREL ANNOUNCES CHANGE IN POST EXPIRATION
                 WITHDRAWAL DATE FOR DUTCH AUCTION TENDER OFFER

         DULUTH, Ga.--(BUSINESS WIRE)-- December 18, 2001 -- On December 7, 2001, Delta Apparel, Inc.(AMEX-DLA), a Georgia corporation, filed a Schedule TO with the Securities and Exchange Commission announcing its intention to purchase up to 350,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), as provided in the Offer to Purchase of that same date, at a purchase price not greater than $22 nor less than $19 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which together constitute the "Offer."

         The Offer to Purchase indicates under the heading "Summary Term Sheet -- Withdrawal Rights" and under the heading "The Offer -- 4. WITHDRAWAL RIGHTS," that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (which is 5:00 p.m., New York City time, on Thursday, January 10, 2002 unless the Offer is extended) and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on January 10, 2002.

         The first time at which tendered Shares may be withdrawn after the Expiration Date has been changed from 12:00 Midnight, New York City time, on January 10, 2002 to 12:00 Midnight, New York City time, on January 24, 2002 and the Offer has been amended accordingly.

         This press release is for informational purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities will be made only pursuant to the Offer to Purchase and Letter of Transmittal, each as amended, that Delta Apparel, Inc. filed with the Securities and Exchange Commission (the "Commission") on December 7, 2001 and December 18, 2001. Before tendering shares, shareholders should read these documents carefully, as they contain important information. Investors can also obtain copies of these and other documents filed with the Commission in connection with the tender offer for free at the Commission's Web site at www.sec.gov and/or directly from Delta Apparel, Inc.

         Delta Apparel, Inc. is a vertically integrated manufacturer and marketer of high quality knit apparel. The Company specializes in selling undecorated T-shirts, golf shirts and tank tops to distributors, screen printers and private label accounts. Delta Apparel has operations in five states, two company-operated sewing facilities in Honduras and one company-operated sewing facility in Mexico. The Company employs about 2,600 worldwide.

CONTACT: Delta Apparel, Inc.
Herb Mueller, 678/775-6948